Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of SunCoke Energy Partners, L.P. (“the Partnership”) for the registration of common units representing limited partner interests in the Partnership and preferred units representing preferred equity interests in the Partnership and to the incorporation by reference therein of our report dated April 30, 2015 with respect to the combined and consolidated financial statements of SunCoke Energy Partners, L.P., included in its Current Report on Form 8-K filed on April 30, 2015 with the Securities and Exchange Commission and of our report dated January 12, 2015 with respect to the financial statements of Gateway Energy & Coke Company, LLC, included in its Current Report on Form 8-K filed on January 13, 2015 with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
May 29, 2015